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                                                                EXHIBIT NO. 99.1
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CONTACTS:
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Sondra Henrichon                                              Wayne Hendry
Director, Investor Relations and Corporate Communications     Investor Relations
AltaRex Corp.                                                 The Equicom Group, Inc
Waltham, MA  USA                                              Toronto, ON Canada
(781) 672-0138 ext. 1510                                      (416)815-0700 ext. 238
shenrichon@altarex.com                                        whendry@equicomgroup.com
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          ALTAREX ANNOUNCES CLOSING OF C$12.6 MILLION PRIVATE PLACEMENT

WALTHAM, Mass., Oct. 31 /PRNewswire/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC), today announced it has closed a previously announced private placement of 7.2 million Special Units at a price of C$1.75 per unit, resulting in gross proceeds to the Company of C$12.6 million. The net proceeds of the offering will be used for the continued funding of OvaRex(R) MAb, which is in late-stage clinical development for the treatment of ovarian cancer, and for working capital purposes.

  (Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

The financing was led by Yorkton Securities Inc. and the syndicate included Wells Fargo Van Kasper. Each Special Unit entitles the holder to acquire, for no additional consideration, one common share of the Company and one warrant. Each warrant is exercisable at a price of C$2.00 into one common share of the Company for a period of 24 months. Twenty-five percent of the gross proceeds, net of agents fees and expenses, have been deposited in escrow. In the event that the Company does not obtain a receipt for a prospectus qualifying the distribution of common shares and warrants upon exercise of the Special Units prior to January 29, 2002, such proceeds will be used by the Company to repurchase up to twenty-five percent of the Special Units, if holders so elect.

The warrants and the common shares issuable upon exercise of the Special Units and the common shares issuable upon exercise of the warrants have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

More about AltaRex Corp. can be found on the website www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre- clinical, retrospective,

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early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN